Tidal ETF Trust
898 North Broadway, Suite 2
Massapequa, New York 11758

October 15, 2020

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549

Re:     Tidal ETF Trust (the “Trust”)
    File Nos. 333-227298, 811-23377

Ladies and Gentlemen:

Pursuant to Rule 485(a)(2) of the Securities Act of 1933, as amended (the “1933 Act”), the Investment Company Act of 1940, as amended, and the regulations thereunder, transmitted herewith on behalf of the Trust to add five new series, the Sound Fixed Income ETF, the Sound Enhanced Fixed Income ETF, the Sound Equity Income ETF, the Sound Enhanced Equity Income ETF, and the Sound Total Return ETF, is Post-Effective Amendment No. 31 and Amendment No. 32 to the Trust’s Registration Statement on Form N-1A.

If you have any questions or require further information, please contact Kent Barnes at 414-765-6511 or kent.barnes@usbank.com.

Sincerely,

/s/ Kent Barnes
Kent Barnes
Vice President
U.S. Bancorp Fund Services, LLC
As Sub-Administrator to the Tidal ETF Trust